

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

    **Re: RAD Diversified REIT, Inc.**
     **Amendment No. 3 to**
     **Offering Statement on Form 1-A**
     **Response dated November 10, 2021**
     **File No. 024-11439**

Dear Mr. Mendenhall:

  We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A; Response dated November 10, 2021

General

1. We note your response to comment 1. Please revise the disclosure consistent with the response and attach the binding commitment letter as an exhibit. We also note the 30 day expiration of the commitment letter. Please clarify for how long the rescission offer will be open and explain what will occur if the commitment letter expires before the rescission offer is completed.

You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding the financial statements and related matters.  Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Fanni Koszeg